Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: December 14, 2021

The following is a transcript of a conference call held at 4 am ET / 9 am GMT on December 14, 2021, a recording of which was posted on the website of Rentokil Initial plc on December 14, 2021:

ACQUISITION OF TERMINIX GLOBAL HOLDINGS INC BY RENTOKIL INTIAL PLC

TRANSCRIPT OF CONFERENCE CALL AT 9.00 AM GMT ON 14 DECEMBER 2021

Operator

Welcome to the Rentokil Initial Investor Conference Call. My name is Lydia and I will be coordinating your call this morning. (Operator Instructions) I'll now hand you over to your host, Andy Ransom to begin. Please go ahead, Andy.

Andy Ransom

Creating the Global Leader in Pest Control.

Hello everyone and thank you all for joining us today.

As you will have seen, we are delighted to announce a transformational agreement with Terminix - to create the world’s leading pest control company.

Disclaimer

Before we begin, I need to provide certain cautionary remarks about forward-looking statements. Except for historical information, the matters discussed may contain forward- looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including projections, estimates and descriptions of future events. Any such statements, are based on current expectations and current economic conditions, and are subject to risks and uncertainties that may cause actual results to differ materially from results anticipated in these forward-looking statements. In this regard, we direct listeners to the cautionary statements contained in our filings, including filings we will make with the

U.S. Securities and Exchange Commission.

Agenda

Now, I’m sure you’ll already have read today’s RNS and so, over the next few minutes, Stuart and I will simply highlight some of the key points from today’s announcement, and then we will be delighted to take any questions.

Let me start with a summary of the transaction, and then, why we believe this to be a combination with excellent industrial logic.

Introducing a Transformational combination

After comprehensive access to Terminix’s management and data, as well as extensive discussions between our two companies and with the benefit of input from our advisers and experts, the Boards of both Rentokil Initial and Terminix – are unanimous in their agreement

– that this definitive agreement, under which Rentokil Initial will acquire Terminix, is a highly value creating combination.

We believe the deal to be a win for colleagues, a win for customers and, in particular, a win for shareholders, who will all benefit from this strategic combination.

Bringing together these two highly complementary businesses creates:

•	A clear global leader in Pest Control and Hygiene & Wellbeing services - with around 4.9 million pest control customers and 56,000 colleagues around the world; and

•	The leading pest control business in North America, which is, of course, the world’s largest pest control market - and which has been our key strategic focus for several years.

The Combined Company will have an attractive financial profile, and is expected to be highly cash generative.

Assuming the transaction had completed on 31 December 2020, the Combined Group would have generated:

•	Revenues of US$5.7bn (or £4.3bn);

•	EBITDA of US$1.2bn (or £897m); and

•	Free Cash Flow of US$608m (or £458m).

We will continue to target ‘Net Debt to EBITDA’ of 2.0 to 2.5x in the medium term, consistent with our BBB rating.

As Stuart will cover in a moment, the Combination is expected to generate material annual pre-tax, synergies of at least $150m (or £113m) by the third full year post completion. We anticipate the run rate synergies to accumulate at approximately 30%, 80% and 100% in the first, second and third 12-month periods respectively, post completion.

The transaction, which we expect to close in the second half of 2022 - subject to the approval of both ours and Terminix’s shareholders - is expected to be accretive to Rentokil Initial’s Earnings Per Share in the first full year post completion, with a mid-teens percentage increase.

Delivering our plan will be a highly experienced array of talent from both organisations. The Group will continue to be incorporated, headquartered and domiciled in the UK, with our ADRs listed on the NYSE following registration under US securities laws.

So, a strong financial case…

Compelling Strategic Rationale

….but also a highly strategic combination with excellent industrial logic…

A Combination with a Highly Compelling Industrial Logic

…supported by increased scale and leadership in the global pest control market and substantially increased scale in North America, providing an enlarged platform for profitable growth. It will be a complementary and synergistic portfolio combination and an attractive financial profile.

So, let me take each one briefly in turn.

A Combination with a Highly Compelling Industrial Logic /1: Increased scale and leadership in the global pest control market

Firstly, the agreement increases our scale and leadership in the global Pest Control market:

•	These are two outstanding pest control companies, and together we will combine the expertise of Terminix in the Residential & Termite sectors, with the global strength of Rentokil in the Commercial sector.

•	With a larger global market share we will be strongly positioned in this attractive market – which benefits from the structural growth drivers of population growth, urbanisation and growing middle classes – and is expected to grow by at least 4.5% per annum in the medium term.

A Combination with a Highly Compelling Industrial Logic /2: Substantially increased scale in North America, providing an enlarged platform for profitable growth

The second strategic reason is the substantial increase in scale in North America, where we are building a platform for profitable growth, and where the deal will bring us excellent city- based route density:

•	As you can see on the right of the slide, North America is the world’s largest pest control market, accounting for 51% of the global market. With 20,000 pest control companies, it’s a highly competitive market and, as we showed at our recent Capital Markets Day, there remains a significant growth opportunity through innovation, digital and sustainability, and with the ‘spend per capita’ on pest control continuing to increase.

•	The combination adds around $1.9bn in pest control revenues in North America – building scale and increasing route density – where Terminix is the most recognised brand for termite and pest management, operating from 375 locations and visiting 50,000 of its 2.9m customers each day. The Terminix brand is very well known in the US and we intend to continue to use it for residential and termite control.

A Combination with a Highly Compelling Industrial Logic /3: A complementary and synergistic portfolio combination; and

The third area of industrial logic is the complementary operational and cultural fit between the two companies.

Both companies have a very similar operating playbook – focused on people, customer service, innovation, technology and sustainability – Rentokil is further advanced on the journey and, using our experience, we would expect to move Terminix ahead at pace, whilst also sharing best practices and learning from Terminix. As part of this commitment, post completion, we will also be opening our first dedicated pest control innovation centre in the US.

With complementary ways of working, service lines and geographic footprint –we have a clear opportunity to deliver significant cost synergies of at least $150m by the third full year post completion.

A Combination with a Highly Compelling Industrial Logic /4: An attractive financial profile.

The fourth strategic reason is, of course, an attractive financial profile.

The Combined Group’s operating scale efficiencies will enable it to realise margin expansion opportunities - increasing Group Net Operating Margins through cost reductions and operational efficiencies by around 100bps in each of the three full calendar years post completion, creating flexibility to deploy capital strategically and drive value for shareholders, including pursuing bolt-on and new-entry acquisition opportunities that will extend the Group’s capabilities into new markets, segments and cities of the future.

So, this combination of highly complementary businesses, creates the global leader in pest control, with far greater scale and density in North America with a strong balance sheet and excellent free cash flow; delivering run rate net synergies of at least $150m by the end of year three; with a highly experienced management team, with a proven operating model to execute quickly and effectively; and a commitment to investment credit grade rating, supported by our leverage policy.

So, with that - let me now hand over to Stuart to go through the financials in a little more detail... Stuart…

Stuart Ingall-Tombs

Delivering Significant Value to Shareholders

Thank you Andy.

So let me start with a high-level view of the Combined Group which brings to life the excellent strategic logic that Andy has just spoken about.

Creating a global leader in pest control

Pest Control is an outstanding market with structural growth drivers, and in Rentokil, we have a world-class business that, as we highlighted at our recent Capital Markets Day, has grown revenue and profits by a CAGR of around 15% since 2013.

This transaction increases our exposure to the $22bn global pest control market and in North America, a market that accounts for around half of that number.

•	In 2020, Pest Control accounted for 62% of our Group Ongoing Revenues – the Commercial sector accounted for 50% and Residential 12%. As a Combined Group our exposure to pest control increases to 75% of Group revenues with a far greater balance between Commercial and Residential.

•	North America previously accounted for 44% of our Group Revenues and this would increase to around 61% for the new Combined Group – but still with strong positions in the UK, Europe and Emerging markets – as we continue to execute our ‘cities of the future’ strategy.

So greater scale in our key growth category and our key growth market.

Terms of the agreement

Under the terms of the Agreement, at Closing, Rentokil Initial will issue to Terminix shareholders aggregate consideration comprising of approximately 643.3 million new Rentokil Initial shares and approximately US$1.3bn in cash.

Based on Rentokil Initial’s 5-day average daily volume weighted share price and the 5-day average of the Sterling-US Dollar exchange rate over the period ending on 10 December 2021, the Combination values the entire share capital of Terminix at US$6.7bn; implying a value of US$55 per Terminix common stock and a consideration mix from Rentokil Initial in total of 80% stock and 20% cash.

Terminix shareholders may elect to receive all cash or all stock consideration, and the aggregate consideration represents 80% stock and 20% cash.

So now turning to the significant synergy potential for the Combined Group.

Value Creation: Synergies & Integration

Both companies believe that the transaction will create significant value for shareholders, who will be able to participate in the Combined Group’s continued success through their ownership in the global leader in this high-quality growth market.

As Andy mentioned earlier, the Combination is expected to generate material annual pre- tax, run-rate cost synergies of at least $150m in the third full year post completion, with run rate synergies expected to be around 30% in the first 12-month period post completion.

Synergies will be achieved from a broad range of sources, including operational and route density, procurement leverage, property rationalisation, reduced corporate costs and efficiencies in administrative functions and overheads.

Savings will also be made in sales and marketing effectiveness and by leveraging the best of both companies’ technology and IT systems.

And just to give you a high-level indication of how this breaks down:

•	Back office synergies from reduced corporate costs, and scale efficiencies in administrative functions and overheads, will represent around 50% of total synergies; and

•	Combining our branches and routes will drive service productivity and savings in property costs, and this will also represent around 50% of total synergies.

Additional (non-operating) synergies of approximately $11m include a reduction in the cost of financing.

In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150m, approximately half of which will be incurred in the first 12 months, post completion.

So, a wide range of synergies to be delivered across both businesses to be executed by teams from both companies, with high levels of experience of M&A integration.

Committed to Medium-Term Growth Targets

Just a note on targets - we recently upweighted our Group Financial Targets at the Capital Markets Day in September - and following Completion, we expect to continue to target the same medium-term growth rates, as we set out, and as you can see on the screen.

Timing to Completion

In terms of timing – the transaction is expected to close in the second half of 2022, subject to, among other things:

•	Firstly, obtaining approvals from Rentokil Initial and Terminix shareholders. A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to Rentokil Initial shareholders in due course

•	Secondly, obtaining U.S. regulatory approval; and

•	Thirdly, approval of the new Rentokil Initial shares for listing on the London Stock Exchange and the Rentokil Initial ADRs on the New York Stock Exchange.

Completion of the transaction is not subject to any financing condition.

Attractive Proposition for Shareholders

So, in summary:

•	Our Combined Group will have an attractive financial profile, with the opportunity to increase Group Net Operating Margins through cost reductions and operational efficiencies by about 100bps in each of the full three calendar years post completion.

•	The Transaction is expected to deliver EPS accretion of mid-teens percent in the first full financial year following completion;

•	We expect it to be value accretive, with the transaction valuing Terminix at approximately 19.3x 2021E consensus EBITDA pre synergies; and approximately 13.9x 2021E consensus EBITDA pro forma for aggregate cost synergies across the Combined Group of $150m.

•	We remain committed to Rentokil Initial’s progressive dividend policy;

•	We expect to have leverage metrics consistent with a BBB investment grade rating within two years from completion of the Combination; and

•	We continue to target ‘Net Debt to EBITDA’ of between 2.0x to 2.5x over the medium term.

With that - let me now hand back to Andy to conclude before we take any questions.

Andy Ransom

Colleagues, Customers and ESG & Conclusion.

Thanks Stuart

Colleagues, Customers and ESG

So, we’ve covered the significant value creation opportunities for shareholders, but we also believe that this transaction is value creating for colleagues and for customers.

Today we’ve set out our commitments to engage, train and retain our colleagues and teammates, and to build a shared culture that we can all be proud of.

Part of this will be about fostering a “best of breed” mix for the joint leadership team and throughout the organisation, while of course sharing best practices across the wider group. You probably know that we start every management meeting in Rentokil Initial with safety, and then people and the environment – and this practice will continue in the Combined Group.

For customers, the opportunities to benefit are also clear:

•	Both companies have a strong commitment to customer service;

•	There will be a larger footprint to support global customers;

•	Terminix’s 2.9m customers will get access to Rentokil Initial’s proprietary products, pipeline of innovations and best-in-class digital tools and services;

•	And we’ll also be launching a new innovation centre in the US post completion; and

•	There will be no let-up in our commitment to achieve net zero carbon emissions by 2040, and the development of new more sustainable products, to support our customers own ESG activities.

Creating the Global Leader in Pest Control and Hygiene & Wellbeing

To sum up - we believe that this is a winning combination for colleagues; for customers; and for shareholders:

•	Increasing our share of the global pest control market - adding around £1.5bn of revenues in this highly attractive growth market;

•	Delivering substantially greater scale in North America – creating a platform for growth and deepening route density;

•	Producing a more balanced portfolio and leveraging our strengths in innovation & digital to approximately 2.9m additional customers; and

•	Creating an attractive financial profile and significant value creation for shareholders with run-rate cost synergies of at least $150m over the first 3 years, and enhancing the long-term growth potential of the Combined Group.

So - for several years I’ve been asked regularly about the potential for larger scale consolidation in our industry and I’ve always said that it would only be looked at through the lens of shareholder value and it would need both sides to be fully behind it. Today we’ve got that. Both companies are fully committed to making this transaction a success - for all stakeholders - and we can see compelling industrial logic behind it.

With that I’ll hand back to the operator to manage the Q&A, but please do bear in mind that Terminix is an SEC-registered company and there are certain restrictions on what we can and cannot say. However, we will of course try to be as comprehensive as possible in the Q&A.

Thank you.

Questions and Answers

Operator

Thank you. If you’d like to ask a question, please press star, followed by one on your telephone keypad now. When preparing to ask your question, please ensure your device is unmated locally. Our first question today comes from Simona Sarli of Bank of America. Your line is open.

Simona Sarli (Bank of America): Yes. Good morning gentlemen and thank you for taking my questions. So, first of all, if you could please explain what would you say is integration risk, given that Terminix is in the middle of a reorganisation, and from your point of view, what still needs to be done there? And at the same time, Rentokil is still working on the IT consolidation programme. And secondly, what you think you can do to improve the Terminix performance. And just lastly, it's a very quick one. When you say that you're expecting, in the first year, any tier circulating in the mid teams, is that post synergy? Just to clarify. Thank you.

Andy Ransom: Morning Simona, thanks for that. I’ll take the first two. Stew can do the third. So your first question was about integration risk. Look, you know, all big transactions come with a level of integration risk. It's how you go about managing them that's important. We’re very experienced at integrating. I think the first thing to think about on the combination is we’ve got over 300 branches. They’ve got over 300 branches, and a big part of the consolidation will be branch to branch, and that is something that we’ve done hundreds of times successfully around the world. So that's the first thing to note.

The second thing is, and, you know, we’ve got along track record of integrating at scale, we will do this with a skilled team, and we will do it with a methodical process, but we will also take our time. And one of the things here is we’re going to deliver these synergies over a two to three year period. We’re not going to rush like a bullet agate at this. We’re going to do them carefully, and over time. And you mentioned IT within it. The IT infrastructure is obviously one of the key enablers to deliver the synergies. We are almost at the end of our best to breed re-plat forming in North America. We will be at the end, for all intents and purposes, over the next few weeks. By the time we get to closing, we will be ready to continue that journey.

We haven’t made a determination that we’re simply going to move on to Rentokil platform for all IT, but in some cases, we’re pretty clear that's the likely destination. We’ve also got in some examples; we’re both on the same software for employees, for example. So, we’ll work out, over the next few weeks and months, what is the best-of-breed platform, and then we’ll have a dedicated team ready to go. But the key thing, we always take this view in Rentokil, is if you're not ready to go live with an IT switchover, then we delay, and we defer. And that's our standard methodology, and we think branch by branch, steady and carefully is the way to do the IT integration. So, not so without it’s just risks, of course, but we’re confident that we’ve got the experience and skills to do that.

How are we going to improve Terminix performance? You've heard me talk – you've all heard me talk at length on the operating model on the machine. The machine is essentially, and it works in every country in the world, the machine is essentially get the employee part of the organisation right, get engagement, enablement, get training right, get happy, inspired, engaged colleagues delivering great service, then you get happy customers. Happy customers buy more products, they stay longer, and they take inflationary price increases, and they’re open to buying innovation and new products, and they pay their bills on time, in full. That's the first two cogs in the operational model. We’ve been very successful with that model around the world. I see no reason why we’re not going to be successful in this transaction.

So that will be the key area, I think, for us to work on over the first few weeks and months, building a powerful joint team, with a joint culture. That's the key building block. We’ve got new products and services to sell; we’ve got innovations to bring to the table. We’ve got digital offerings to bring to the table. But we’ve also got a power brand in Terminix, in terms of residential and termite, and we think that with even greater investment and support behind the Terminix brand, we think there’s great opportunities there as well. So, certainly there's integration risk; there always is. But this is something we’re familiar with, we’re experienced with, and we’ll take it carefully, we’ll have a strong internal and external team, and some, we’ll go about it over the next two to three years. Stew, question for you, number three.

Stuart Ingall-Tombs: Yeah. Sure. So the question was our mid-teens NPS accretion include synergies. Yeah, that's the middle point. So, if you think about consensus, EBITDA multiples at 19.3, if we build in 100% of the synergies at a 150 million for 2021 EBITDA, that gets us to 13.9. And so, that mid-teens NPS accretion is somewhere between those two items. That's the way I think about it. And we’re doing –

Lydia: Thank you [inaudible 00:06:09].

Stuart Ingall-Tombs: – we’re committed – sorry. Just quickly. We’re committing to 30% synergies in the first year. Sorry operator. Sorry Lydia.

Andy Ransom: Thanks Simona.

Lydia: Yeah. Sure. And –

Andy Ransom: Lydia, next question.

Lydia: Thank you. Our next question today comes from Sylvia Barker of J.P. Morgan. Your line is open.

Sylvia Barker (J.P. Morgan): Hi. Good morning everyone. Could I ask three please? First of all, could you maybe talk a little bit about the background, we’ve obviously seen the Terminix share price. Was this a competitive bid, or did you approach them opportunistically. Then secondly, could you talk about termites claims, do you know the risks that you're taking on, and, can you update us on the latest, with the claim that they have in Florida. And then on the portfolio, after the acquisition, could you just talk a little bit about any disposals, especially in Europe, I guess the Nordics, the UK, but also anywhere in the US. Thank you.

Andy Ransom: Morning Sylvia, thanks for that. I gave my health warning right at the beginning there, that because of the SCC rules, there's a limit to what we can answer, and what we can't answer. You know, we’re very open with our Q&A normally. But things like the, you know, the process that we went through, and the background to the transaction, that will all be covered in the proxy statement. So it's not really a subject that I can talk about. Suffice to say that it was not a competitive transaction, it wasn’t an auction transaction. You’d have to talk to the Terminix Board as to who they may or may not have spoken to over recent years. What I will say is that, you know, you and others have spoken to me over many years now, and I’ve said consistently then, I think there will be consolidation in this industry. I’ve said consistently that we would only look at consolidation if it was value-creating, and it has to be value-creating for both shareholders in a transaction like this.

So, we’re very happy with the deal. We’re very confident that this is a good transaction for both shareholders. But the precise, you know, process, and timeline is something you’ll have to wait for the proxy statement, I’m afraid. In terms of Termite claims, again, probably a limit to what I can say here. Those are obviously subject to legal proceedings. What I will tell you – remind you, is I'm a lawyer. I spent five years of my career in the United States litigating for my sins, so litigation in the United States is a subject that I’m personally familiar with. You can assume that we did extensive due diligence both internally and externally with our teams, but also our external council.

And you can assume that we got comfortable with the level of risk, and that the measures taken by Terminix, its board, and its team were appropriate, and those measures are fairly described in their statements as far as we’re concerned. So, it's obviously a situation that will continue to be managed in the future, but we think the steps they’ve taken, and the disclosures that they’ve made appear absolutely appropriate to us. So a situation that we will obviously need to manage ourselves post completion, but it's not something that is causing us great concern at this point in time. In terms of potential divestments – well, actual divestments, in the case of the United Kingdom, as you know, that is a business that we sold to Terminix a couple of years ago as a result for transaction here in the UK.

So, it is not a business that we would be allowed to buy under the conditions of the Competition Markets Authority, back in the time that deal was done. So, prior to completion, the Terminix team will need to sell the UK business, and it's likely they will need to sell the Norwegian business as well, both of which are small assets in the grand scheme of things. Other than that, we are confident that we will get the approvals required. We only need the anti-trust approval in the United States of America. Our analysis says we will get the approvals we need, but we have to go through due process. So that – it will take a number of months, no doubt, and that's partly the reason why we say completion is scheduled for the second half of the year. Thanks Sylvia.

Sylvia Barker (J.P. Morgan): Thank you very much.

Andy Ransom: Cheers.

Lydia: Thank you. The next question today comes from Yin Wu of M&G Investment. Your line is open.

Yin Wu (M&G Investment): Hello, good morning. Hope you hear me, and congratulations on the deal gentlemen. I just wanted to maybe ask you a bit more on the financing side. You say you target two to 2.5 times over the mid, in terms of your leverage. Can you – are you in a position to give us an indication of where you see pro forma net leverage to be as it is, and also, in terms of your credit rating, are your commitments to Triple B. I assume that you've been in contact with the agencies.

But if the metrics do appear stretched, would you consider levers such as hybrid instruments to shore up your rating, and prevent a slip, maybe a notch. Thank you.

Stuart Ingall-Tombs: Yeah. Sure. Thanks very much Yin. So, yeah. We’re committed to two to two and a half times, and we will get there within 24 months. That's consistent with the maintenance of our Triple B rating. So we’re confident, and we have been talking to the agency that we will maintain our Triple B, but obviously they’ll opine themselves in due course. In terms of, sort of pro forma net debt, clearly that's not in the RNS. But perhaps I can point you to some numbers that are already out there. I think Terminix’s Q3 net debt was about 700 million. Our half-year net debt was about $1.5 billion, and the acquisition debt will be $1.3 billion. So, the starting point is sort of $3.5 billion, it should be in the starting point for your calculation for the acquisition spike. But never the less, we fully expect to maintain Triple B. We do not expect to be downgraded a notch. And therefore, I think any discussion about hybrid instruments is speculative, and I wouldn’t want to enter into that, because we’re very confident of the business plan that we’ve got.

Yin Wu (M&G Investment): Thank you very much. It’s very clear.

Lydia: Our next question today comes from Andy Grobler of Credit Suisse. Your line is open Andy.

Andy Grobler (Credit Suisse): Hi. Good morning. Three quick ones from me if I may. Just in terms of returns, this will be, I guess, related to your group return on capital. At what point do you expect this to be EVA positive, or to put it in another way, you have targeted higher rise of 12%, or higher in the US pest control IRR would you expect on this deal. Secondly, and you’ve covered this to an extent, before PestConnect, the plan was to roll that out in the US relatively soon. Once all the was done, does this change that – that approach. Do you have to integrate Terminix first? And third, I'm not sure to what extent you can comment on this, but having talked to Terminix and shareholders of that, are you expecting both shareholders to hold on to the ADRs, or should we expect some of that to flow back to the UK through time? Thank you very much.

Stuart Ingall-Tombs: Thanks Andy. Though we haven’t published the IRR, or the whack on the deal, we’re very confident of the value creation, and both businesses are very cash generative. And the economic case around EPS enhancement 150 million of synergies we think is ample to justify the deal economically. The 12% IRR has been really an IRR hurdle for bolt-on’s and medium size deals. And we’ve always said that we would consider different hurdle rates for the right transformational deal, and I think that that would of course be an entirely wrong rate to apply to this deal. So, we think the economics are very strong, very pleased. I’ll hand over to Andy for the PestConnect question.

Andy Ransom: Yeah. Thanks Stu, morning Andy. You raised an interesting question on PestConnect. We’re certainly in a position to push on with connect for our commercial customers in the United States in 2022. I don't see any reason for delaying that. For the transaction, all that means is when we get to completion and beyond, we’ll have more commercial customers, and that we can talk to about connect. There will be some technicalities around the IT platform, but given we’ve spent three years re-platforming our business, and we’re ready to go, I don't think we’ll delay connect for our customers. They want it, they're asking for it, they're calling for it. So, it's one of the nice opportunities that we’ll have to make available to Terminix customers. That will of course have to wait until that IT re-platform is done. But our customers, we can go ahead in ’22. It's a bit of a detail, but again, you’ve heard me on this. The bigger limitation at the moment is just simply the availability of PCB, printed circuit board chips at the big wide world that's looking to improve over coming months. But for the next six months, that's going to be tight. So in actual fact, the limitation on deployment of connectors, not actually to do with IT systems, it's more to do with availability of chips. But that should improve over the next few months. Stu, do you want to cover flow of that?

Stuart Ingall-Tombs: Yeah, sure. I mean, we’re putting in place the ADR level three, which will be fully SOX compliant in order to encourage American shareholders to retain their shares, and to mitigate against flow back. That said, you know, we fully expect some, and some flow between the UK and the US. What we’d say is even prior to this deal in Rentokil, we had well over a third of our shareholder base, with America in any case. So we expect this deal to increase our attractiveness to American shareholder base irrespective of how they hold the shares.

Andy Ransom: Thanks Andy.

Andy Grobler (Credit Suisse): Right. Thank you very much.

Andy Ransom: Cheers.

Lydia: Our next question today comes from Anvesh Agarwal of Morgan Stanley. Your line is open.

Anvesh Agarwal (Morgan Stanley): Hi. Good morning. I’ve got two questions. First, you've given where you’ll end up with the leverage, and investment you're to make in terms of the restructuring and everything. How does that impact your ability to sort of invest in the hygiene business, because that was the big talking point, CMD, your client increase, the [inaudible] all that will take a bit of a stop in the near term. And secondly, this is more of a clarity question, that 6.7 billion is not the entire enterprise value, isn’t it? Because you said there is 700 million of debt that is there [inaudible], so the EV of the deal is 1.4. So I just want to be absolutely clear.

Andy Ransom: Thanks Anvesh. Yeah, I’ll take the hygiene question. Stu can do the maths. Yeah, look, on hygiene, you shouldn’t assume any change in strategic direction, nor indeed pace. You recall, again, at Capital Markets Day day we gave a lot of detail on the scale of the enlarged hygiene and wellbeing business. We put some targets on that business, 4 to 6% organic growth. We also said we would do more deals, but again, you recall that the – the value that we’ve described to MNA in hygiene is relatively modest. So, one of the neat things about this transaction, if you think about it is, you know, we’re in 87 countries. The number of countries directly impacted by this transaction is actually relatively few.

Obviously the big one that's impacted is the United States, where we don't have a hygiene business at the moment. It could, indeed, be a future opportunity for us, potentially, to up sell and cross sell hygiene products and services to a much wider customer base. But right now, that's not in our plan. So the fact is the vast majority of our countries will not be impacted by this transaction. Therefore, their plans for hygiene and wellbeing for ’22, ’23, ' and ’24 are completely as they were, and we will press on. And the relative amount of capital required to support the expansion of the hygiene and wellbeing business is pretty small, and in the context of the enlarged group, it is pretty small, so we shouldn’t really see any difference to the strategy on the hygiene and wellbeing.

No reason why it should really us or slow us, no reason why we shouldn’t do the MNA we’ve talked about, or, indeed, push on with the levels of growth we’re talking about. And indeed, in the fullness of time, post completion, you know, there is the potential for selling services and products. That is not in the business case. There is no revenue cross sell up sell synergy that we’ve put in the business case. If it's there, that's something we will discover in the future, but it's a theoretical potential opportunity. So no change in the plan. Stu.

Stuart Ingall-Tombs: Yeah. And in terms of – you're absolutely right. 6.7 billion is an equity value. It's not an enterprise value. I’ve just pointed you to Q3 Terminix disclosure for their net at that point for an enterprise value going forward. You’ll have to look until completion of the Terminix’s own published information. But you're right. You need to add on net – their net debt to the quoted 6.7 billion to come to an enterprise value. Yeah.

Anvesh Agarwal (Morgan Stanley): That was clear. Thank you.

Andy Ransom: Thanks Anvesh.

Lydia: Thank you. Our next question today comes from Dominic Edridge of Deutsche Bank. Your line is open, Dominic.

Dominic Edridge (Deutsche Bank): Thanks for taking the questions. Three for me. Maybe first, just in terms of understating what makes this deal attractive versus continuing on the bolt-on strategy. Could you maybe just explain where the risk reward is, because, clearly, as you said, you've alluded to the returns may be slightly lower on an IRR basis on this kind of deal. What sort of do you find in terms of the offset for that. Secondly, from what I understand, I think Terminix has had some staff issues, in particular, obviously with this announcement, how do you think about pertaining that staff, where necessary, particularly given where, you know, at some point, there's obviously going to be some consolidation of the network. And then lastly, I know you sort of reiterated the guidance on revenue growth. How do you again manage to keep focus on that, on both parts of the US business, given, obviously, there’s going to be a lot of changes over the – over the coming couple of years? Thanks so much.

Andy Ransom: Thanks Dominic. Perhaps the way to think about it, I mean, you have sort of given me alternatives of big deal versus continuing with the Bolton program. You know, what – why do we do Bolton’s, and why have we been so very successful with that Bolton programme. That comes back to the fundamental, you know, building blocks of profit in a root-based business. And it's about city-based root density. It's about flowing increase revenue over the network, and the fixed costs of the network. So, you know, we’ve talked many times, and we’ve given plenty of examples in our capital markets. There's materials about what the benefits are.

And if you have two branches, and for whatever reason, I always go to San Diego for my illustration, and we’ve got a branch in San Diego, and I know Bolton has got a branch in San Diego. After that, you don't need two physical locations. You need one. You don't need two sets of overhead and infrastructure, and back office. You need one, and you need fewer people working the roots as technicians, and fewer sales people. That's the beauty of the Bolton. The way, perhaps, to think about a large transaction of this nature is the speed at which we can get that density effect achieved with a single transaction, as opposed to continuing to do it over many, many years. Now, we’ve been prolific in terms of the acquisitions we’ve done, and we’ve been doing more than 10 a year in the United States, for several years. But that's more than 10 a year, versus over 300 in a single transaction.

So, my view is, you know, aside from the beauty of the complementary nature of their strengths, and their brand strength in Resi and Termite, it's the ability to achieve that density network effect within the context of a single transaction. Your second question, Dominic, related to staff issues. And I think, you know, that's a fair comment, and a fair question. But in the context of do these synergies that we’ve talked about represent a risk to staff. The thing you need to think about, and let's just take our business, let alone Terminix’s business. In our business, we have, what, 11,000 colleagues in the United States, and we have a colleague retention rate of around about 80% give or take. So, in an average year, we have to replace 2,000 colleagues, even if there's no deal in town; if there's no transaction.

If you look at what we’re doing here, we’re achieving synergies across hundreds of branches over a three-year period, with those sorts of, you know, if you like, natural attrition churn rates within the business, and within their business, slightly higher. So, I don't think there's any reason to – for people to be concerned in the business that – in terms of the root synergies we’re talking about here. There will be significant job losses. It will be more about non-replacement of duplicate roles when we get to those roles. So I think actually it's one of the attractions, if you think about it, in a world where labour is tight, and the labour markets are tight in some of the key cities in America. This actually gives us an opportunity.

In the short term, of course, you know, it's one of the things that we think we bring to the party, that is, you know, our employer of choice programme that we’ve been talking about now for five years.

It is a very, very detailed set of initiatives that we deploy everywhere, including the United States, and it's all about that first big cog in the wheel, it's all about getting people out of bed in the morning, getting them inspired, engaged, getting them well trained, getting them supported, giving them the tools to do the job. All of that is part of what we bring to it. So yeah, for sure, until we get to completion, and until we sit down with the Terminix team and start working through the changes in terms of, you know, our employer of choice programme, there will continue to be that, you know, that staffing issues across the business. But I think this is an upside. I think this is a great opportunity, and as I say, part of what – what we think we can bring to the party.

Your third question was, you know, something along the lines of, you know, how is it going to be possible for both parts of the business to focus on driving the required levels of growth, and organic growth, at the same time as doing integration, and doing the deal. Yeah. I mean it's another fair question. All I can is back to how we run our business; we have these very methodical machine engaging people, delivering good service. If you deliver good service, you can get price increases through in line with inflation; nothing more than that. So there is an opportunity there. If you can get one or two percentage points on customer retention because you've been delivering good service, that adds quite a bit to organic growth. If you can up sell and cross sell additional services, which, of course is the Terminix plan, even before we turned up, and they’ve explained that, and there's the opportunity there as well, leads generation in terms of where does lead – where the leads come from in this business. They really come from two places.

They come from online, the web, which is about organic search and paid search. There's a real opportunity to invest in the Terminix brand, and to push more leads through the web. But they also come from frontline technicians, and that's an area that I would say Rentokil has got real skills over the years of driving frontline lead technicians. So, not an easy thing to do. It won’t be overnight, but our playbook, their colleagues, working together, we think we can deliver really nice levels of organic growth. We’ll increase colleague retention, we’ll increase customer retention, and that who flywheel effect that I talked about earlier, will start to move, and we’ll start to move, we believe quite quickly, but we’ve got to get to the other side of the finish line before we can bring our tools and experience to bear, and to work with their teams. So, I know, it's a bit of a wordy answer from a chief executive, but that's how we run the business, and that's why we’re confident that we can do this with the Terminix team when we get to it.

Dominic Edridge (Deutsche Bank): Thanks so much.

Andy Ransom: Cheers Dominic.

Lydia: Thank you. As a reminder, if you’d like to ask a question, please press star followed by one on your telephone keypad now. The next question in the key comes from Sam [inaudible 00:30:35] of [inaudible 00:30:37]. Your line is open Sam.

Sam: Morning guys. Congratulations on the deal. Two questions from me. Firstly on the median term targets, and the two to five percent from MNA. I appreciate that [inaudible 00:30:48] in terms of near term. But over the medium term, after this deal, do you still think you have volume of deals to go forward to achieve that two to five percent on a much bigger revenue base? And then secondly, on reporting currency. I know it's a bit technical one, but given it will be so much more US based FX can make things quite a lot, do you still intend to report in pounds, or do you think that [inaudible 00:31:08] dollars over medium term? Thanks.

Andy Ransom: Morning Sam. Thank you. Yeah. Look, on the first one, I think you've got, you know, two or three things going on here. We – at the capital markets today, we went through in quite a bit of detail that we go shopping or fishing in three distinct ponds for MNA. One was USA North America pest control. One was very other country on the world, and targeting cities of the future, in particular outside of the states where we’re in another 86 countries, and the third was the hygiene opportunity. In terms of the US, there's no doubt that, you know, while we’re integrating over the next two or three years, the likelihood of us doing lots of deals in the US, while we’re integrating, clearly, we’ll back off if it makes sense, because we’re going to be busy. We’re going to have a lot of things to do.

So, it's possible that you’ll see a bit of a slowdown in the US, although there still 20,000 businesses out there, and we’d hate to miss a really good opportunity. The other two pools remain fully open to us, you know, pest business is outside of the US, because we’re not integrating. That's about six countries we will be, but we can manage that, and then the hygiene opportunity. Your question was more about maths, I think, you know, with the bigger base, you know, can you really do two to five. Well, you know, we’ve given two – we’ve given three numbers out there, haven’t we? We’ve given a total revenue growth of six to nine. We’ve given an organic range, and we’ve given an MNA range. So, I guess what we would say at this state, we see no reason to change those targets.

Mathematically, you know, is it more likely that we’ll be at the lower end of the two to five than the top end? I guess that's probably right, just simply on maths, because it's a bigger base.

But the MNA will still be within that range in our view, albeit in the first couple of years, it's possible that we go a bit slower in the US, because we’ll have an awful lot of deals to do. So, you know, we’ve started at the numbers, and tested it, and modelled it, and our view is it's right to hold the three numbers that we’ve given out there. But on a maths basis, you could be right that, you know, five percent of a much bigger number is a much bigger number. But we still think it will be in that two to five percent range. Reporting currency Stew?

Stuart Ingall-Tombs: Yeah. Thanks Sam. You know, you're absolutely right, 61% of our revenues profits will be in – will be dollar denominated, and then we’ve got a bunch of countries, Asia and Middle East where de facto, they track the dollar. I guess all I’d say is we’re going to have quite a lot all in the next year or so, so we’re going to be focusing on getting the deal done, and then integration, but for sure, we’ll be reviewing our functional currency pretty soon after that, and then we’ll make a decision there after. But no decisions at this point.

Sam: Yeah. Thank you.

Andy Ransom: Cheers Sam.

Lydia: Our next question comes from Jane Bell of Barclays. Please proceed James.

Jane Bell (Barclays): Morning. Hi Andy and Stuart. Just one for me. I understand your [inaudible 0 0:34:35] optimism about the long term potential of growing a combined business, but just to understand in the short term, are you expecting some sort of level of revenue attrition in the first 12 to 18 months, given a big deal often comes with a bit of revenue leakage in year one, and you've got the natural lag between improving employee engagement and customer attention. So, should we expect to see that your pest top line organic target? Could you be slightly below that temporarily, or is that not what you're saying, and I'm misunderstanding there?

Andy Ransom: Morning Jane. You know, it's affair question, you know, and it's a little bit, you're asking for, you know, sort of guess work, and, you know, trying to predict the future, because you're talking about a point in time in the future where a lot of things will have happened. At this stage, we are not saying that you should assume that we won’t make those organic numbers in the first year. But at the same point, you know, until we get there, and we’re several months away from completion, you know, we don't know, you know, I don't want to use the COVID things, but we don't know where COVID is going. We won’t know what the weather situation, and whether it has as much impact on seasonal growth in North America pest control as any other factor. We don't know where colleague retention, and customer retention. We don't know what inflation will be, therefore the pricing environment. There's more that we don't know than we do know, but we’re very confident that we will deliver the medium term growth in the business. If it's the case that there is a bit of drop off in the first period, we’ll tell you that when we know it. But at this stage, we’re not suggesting that that's – as night follows day, there will be a drop off in those early months and early year or two in revenue. So, we’re confident. We’ve got a plan, we’ve got a play book, but there's a lot of uncertainty between now and when we get to it. When we get to it, we’ll be able to tell you exactly what we can see, and how it is on both sides. Bit in terms of our business, and the business that comes into the family. But, you know, I would just put a cautionary note, as you are doing Jane, really, I’ll put a cautionary note until we get there, we can't be certain. But, we’ve got a plan, and we’re pretty happy, and so we’re not saying the market is down at this stage, but I can't rule it out. Of course, I can't.

Jane Bell (Barclays): Yeah. Thanks.

Andy Ransom: Cheers Jane.

Operator: Thank you. As a final reminder if you’d like to ask a question, please press star followed by one on your telephone keypad now. We have no further questions in the key, so I’ll hand back to the management team.

Andy Ransom: Thank you very much Lydia. Thank you for joining us this morning. As you’d imagine, we’re going to be quite busy. If you do need us or Katherine Rycroft over the next few days, please reach out. We’re always trying to be helpful as we can. There is another call like this at one o’clock. I'm not quite sure why anyone would want to do it all over again, but if you’d like to do it all over again, we’ll be here at one o’clock, and glad to answer questions. But in the meantime, thank you for joining us, and have a great day. Thank you.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED

TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-

initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward- looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.